UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                            GALLERY OF HISTORY, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
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                         (Title of Class of Securities)


                                   363812108
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                                 (CUSIP Number)

                            Janet S. McCloud, Esq.
            Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                       10250 Constellation Blvd., 19th Floor
                            Los Angeles, CA  90067
                                (310) 553-3000
______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                               December 9, 2005
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           (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box   [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 363812108                                          Page 2 of 5 Pages
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1.  	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).
	Todd M. Axelrod

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2.      Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  _________________________________________________________________________
(b)  _________________________________________________________________________

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3.  	SEC Use Only

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4.  	Source of Funds (See Instructions)	N/A

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5.  	Check is Disclosure of Legal Proceedings is Required to Items 2(d) or
        2(e)

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6.  	Citizenship or Place of Organization 		United States

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               7.  Sole Voting Power                     4,312,114 shares
NUMBER OF      ---------------------------------------------------------------
SHARES         8.  Shared Voting Power
BENEFICIALLY   ---------------------------------------------------------------
OWNED BY       9.  Sole Dispositive Power                4,312,114 shares
EACH           ---------------------------------------------------------------
REPORTING      10. Shared Dispositive Power              0 shares
PERSON
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11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         4,312,114  shares

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12.  	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)     [  ]

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13.  	Percent of Class Represented by Amount in Row (11)	76.65%

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14.  	Type of Reporting Person (See Instructions)


                                                             Page 3 of 5 Pages

	This Amendment No. 3 amends and supplements the Statement on Schedule 13D dated May 31, 1994, Amendment No. 1 thereto dated December 22, 1994 and Amendment No. 2 thereto dated June 25, 1998 (collectively, the "Schedule 13D"), relating to the common stock, $.0005 par value per share (the "Common Stock"), of Gallery of History, Inc., a Nevada corporation (the "Company").


ITEM 4.  	PURPOSE OF TRANSACTION

        Item 4 of the Schedule 13D is hereby amended to add the following:

	On December 9, 2005, pursuant to a Decree of Divorce, Pamela Axelrod transferred ownership of 2,059,022 shares of Gallery of History, Inc. Common Stock to Todd Axelrod. Mr. Axelrod previously held an irrevocable proxy as to such shares.

	Except as otherwise described in the Schedule 13D, Mr. Axelrod has no plans or proposals which related to or would result in:

	(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company or any of its subsidiaries;

	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

	(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the Board;

	(e) Any material change in the present capitalization or dividend policy of the Company;

	(f) Any other material change in the Company business or corporate structure;

	(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

	(j)  Any action similar to any of those enumerated above.






                                                             Page 4 of 5 Pages



ITEM 5.  	INTEREST IN SECURITIES OF THE ISSUER


	Item 5 of the Schedule 13D is hereby amended to read as follows:

	(a)-(b). The following table sets forth information with respect to shares of Common Stock beneficially owned by Mr. Axelrod as of June 25, 1998.

NAME                          Number of Shares(1)          Percent of Class(2)
-----------------             -------------------          -------------------
Todd M. Axelrod                     4,312,114                      76.65%


1. Under the rules of the Securities and Exchange Commission, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or which the person has the right to acquire beneficial ownership within 60 days.

2. Based on 5,625,984 shares of Common Stock outstanding as of August 1, 2005, as stated on the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2005.



	(c) On November 16, 2005, Todd Axelrod purchased, in the open market, 6,290 shares of Common Stock of the Company at a price of $1.05 a share.

	(d) No person other than Mr. Axelrod has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,312,114 shares of Common Stock owned directly by him.

      (e)  Not Applicable




ITEM 6.  	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                WITH RESPECT TO THE SECURITIES OF THE ISSUER

	Items 3, 4 and 5 are incorporated herein by this reference. Other than as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Axelrod and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.









                                                            Page 5 of 5 Pages



                                   SIGNATURES


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 s/ Todd M. Axelrod
                                                 _____________________________
Date:  December 12, 2005                         Todd M. Axelrod